UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
							November 16, 2006

via facsimile and U.S. mail

Mr. Patrick Forseille
Chief Financial Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street, Box 83
Vancouver, BS, Canada, V6E 4H1

	Re:	Horizon Industries, Ltd.
		Registration Statement on Form 20-F
      Filed November 7, 2006
		File No. 000-52302

Dear Mr. Forseille:

	This is to follow-up on our conversation of November 9, 2006 to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain a comparable deficiency.
Audited Consolidated Financial Statements for the Years Ended February 28,2006 and February 28, 2005

1. The auditors` report of Staley, Okada and Partners indicates that their audits were conducted in accordance with Canadian generally accepted auditing standards. However, the financial statements included in your Form 20-F are required to be audited in accordance with standards established by the Public Company Accounting Oversight
Board (United States).  See Instruction 2 to Item 8.A.2 of Form
20-F.
Also, see International Reporting and Disclosure Issues in the Division of Corporation Finance, Topic III.D, which can be found on our website at:


	http://www.sec.gov/divisions/corpfin/internatl/cfirdissues110
4.h
tm#P215_23214.

2. We note that you have provided statements of operations and deficit and cash flows for each of the two years ended February 28,
2006 and February 28, 2005. However, it appears that you are required to provide these financial statements that cover your latest three financial years. Please provide the required audited financial statements for the fiscal year ended February 29, 2004. See Item 8.A.2 of Form 20-F.

	You are advised that the registration statement will become effective through operation of law on January 8, 2007, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

	Direct questions to Brad Skinner at (202) 551-3489, or in his absence, to Donna Levy, at (202) 551-3292.


							Sincerely,



							H. Roger Schwall
							Assistant Director

Cc:   B. Skinner
        D.  Levy
Mr. Patrick Forseille
Horizon Industries, Ltd.
November 16, 2006
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